July 20, 2006

Mr. George E. Bull
Sequoia Mortgage Funding Corporation
One Belvedere Place, Suite 300
Mill Valley, CA 94941

Re: **Sequoia Mortgage Funding Corporation/Sequoia Residential Funding, Inc.**
        Amendment No. 3 to Registration Statement on Form S-3
        Filed July 3, 2006
        File No. 333-132123

Dear Mr. Bull:

  We have reviewed your Amendment No. 3 to Registration Statement on Form S-3 filed on July 3, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Registration Statement on Form S-3

Prospectus Supplement #1

Important Notice About Information Presented in this Prospectus Supplement and the Accompanying Prospectus, page S-i

1. We note your response to prior comment 3. Please delete item (2) from the first paragraph of this section, as it suggests that disclosure in the supplement may differ from the base.

Base Prospectus

Other Purchase and Redemption, page 50

2. Please explain whether the proceeds received by a certificateholder in a redemption by the issuing entity or a mandatory purchase by the depositor, servicer or master servicer, or other designated entity is consistent with the requirement in Rule 3a-7(a)(1) of the Investment Company Act of 1940 ("1940 Act") that the issuing entity issue fixed-income or other securities which entitle

their holders to receive payments that *depend primarily on the cash flow from eligible assets*. Alternatively, please explain whether issuing entities providing for such optional purchases will be relying on a different exception or exemption from the 1940 Act. If, for example, an issuing entity intends to rely on the exception in Section 3(c)(5)(C) of the 1940 Act, please confirm that the issuing entity's asset composition will comply with interpretations issued by IM regarding Section 3(c)(5)(C). Please note that, in the staff's view, an issuer is not excepted under Section 3(c)(5)(C) unless at least 55% of its assets directly consist of "mortgages and other liens on and interests in real estate" and the remaining 45% of its assets consist primarily of real estate-type interests. See, e.g., NAB Asset Corporation (pub. avail. June 20, 1991); Citytrust (pub. avail. Dec. 19, 1980); Salomon Brothers, Inc. (pub. avail. June 17, 1985). Of the remaining 45% of the issuer's assets, at least 25% must be in real estate related assets, although this percentage may be reduced to the extent that more than 55% of the issuer's assets are invested in mortgages and other liens on and interests in real estate. See Division of Investment Management, SEC, Protecting Investors: A Half Century of Investment Company Regulation (1992) at p. 72.

Derivatives, page 59

3. We note your response to prior comment 8. Please revise the prospectus supplements to include the form of disclosure you intend to provide with respect to credit default swaps.

4. In addition, we note the first sentence of the "Derivatives" section in the base prospectus. Please delete the phrase "and/or to address non-credit related risks" or explain why you believe this language is consistent with Section III.A.2 of the Regulation AB Adopting Release (Release Nos. 33-8518; 34-50905) and footnote 68.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

George E. Bull III
Sequoia Mortgage Funding Corporation/Sequoia Residential Funding, Inc.
July 20, 2006
Page 3

Please contact Daniel H. Morris at (202) 551-3314 or me at (202) 551-3210 with any other questions.

Sincerely,

Susan C. Block
Attorney-Advisor

cc: Via Facsimile (415) 433-3883
        Phillip R. Pollock
        Tobin & Tobin